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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 12
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

IKOS SYSTEMS, INC.
(Name of Subject Company)

IKOS SYSTEMS, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

451716203
(CUSIP Number of Class of Securities)

Joseph W. Rockom
Chief Financial Officer and Secretary
IKOS Systems, Inc.
79 Great Oaks Boulevard
San Jose, California 95119
(408) 284-0400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Diane Holt Frankle, Esq.
P. James Schumacher, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2000

/
/    Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 12 (the "Amendment") amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on December 20, 2001, as amended on December 21, 2001, December 26, 2001, December 28, 2001, January 9, 2002, January 17, 2002, January 22, 2002, January 24, 2002, February 6, 2002, February 8, 2002, February 13, 2002 and March 5, 2002 by IKOS Systems, Inc., a Delaware corporation ("IKOS" or the "Company"), relating to the tender offer by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor") to purchase all of the issued and outstanding shares of IKOS common stock, par value $0.01 per share (the "Shares"), at a purchase price of $11.00 per Share, net to the seller in cash, subject to the conditions described in the Schedule 14D-9. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 4: The Solicitation or Recommendation

        The subsection of this Item entitled Background is hereby amended to add, at the end of such subsection the following:

        On March 5, 2002, Needham & Company advised IKOS that the analysis presented by Needham & Company at the special meeting of the IKOS Board on March 4, 2002 comparing the consideration payable in the Merger with the consideration to be paid in the Mentor Proposal contained certain arithmetic errors.

        On that same date, at a special meeting of the IKOS Board, Needham & Company presented to the IKOS Board its revised analysis comparing the consideration payable in the Merger with the consideration to be paid in the Mentor Proposal. The revised analysis is set forth below:

Synopsys Proposal for Various Revenue Scenarios vs. Stated Mentor Graphics Proposal
Revenue Plan as of March 4, 2002(2)
($ in thousands, except per share data)

	Plan +$3.0MM /_\backlog	Plan-5% +$3.0MM /_\backlog	Plan-10% +$1.5MM /_\backlog	Plan-25% +$0.0MM /_\backlog
Plan Revenue	$65,360	$65,360	$65,360		$65,360
Revenue shortfall	$—	$(3,268)	$(6,536)		$(16,340)
Revenue shortfall as a percentage of last two quarters of Plan	0%	-9%	-18%		-44%
Change in backlog	$3,000	$3,000	$1,500		$—

Total revenue plus /_\backlog	$68,360	$65,092	$60,324		$49,020

Synopsys proposal:
Price per share	$11.51	$10.53	$9.10	$	-(3)
Present value assuming 13.86% discount rate(1)	$10.86	$9.93	$8.58	$	-(3)
Mentor Graphics proposal:
Price per share	$11.00	$11.00	$11.00		$11.00
Percentage incr./decr. over present value of Synopsys' proposal	1%	11%	28%		NM

Notes:

(1)
Present value as of March 4, 2002 of consideration assumed to be paid on August 15, 2002, based on a discount rate that equals IKOS' cost of equity based on publicly available information from Bloomberg L.P.

(2)
Plan revenue based on IKOS management forecasts

(3)
A minimum of $50,000,000 in revenue during the measurement period is a condition to closing

        The IKOS Board noted that Needham & Company's revised analysis set forth above was identical to the analysis presented to the IKOS Board at the March 4, 2002 IKOS Board meeting except that certain arithmetic errors had been corrected. The IKOS Board concluded that the changes made to Needham & Company's analysis as a result of the correction of the arithmetic errors were immaterial and unanimously reaffirmed its determinations made on March 4, 2002 that the Mentor Proposal was a more favorable transaction to the IKOS stockholders from a financial point of view and constituted a Superior Proposal as defined in the Merger Agreement. The IKOS Board authorized and directed management and counsel to provide Needham & Company's revised analysis to Synopsys consistent with IKOS' obligations under the Merger Agreement.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IKOS Systems, Inc.
By:	/s/ JOSEPH W. ROCKOM
Joseph W. Rockom Chief Financial Officer and Secretary
Dated March 6, 2002

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  Item 4: The Solicitation or Recommendation
SIGNATURE